MONTHLY REPORT - October, 2011
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $ (13,603,147)    27,178,945
   Change in unrealized gain (loss) on open          (9,915,369)   (67,938,258)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury            (5,108)        33,843
         obligations
      Change in unrealized gain (loss) from U.S.         10,424       (267,294)
         Treasury obligations

    Interest income                                     136,318      1,852,206

    Foreign exchange gain (loss) on margin               71,086        (35,898)
       deposits
                                                   ------------   ------------
Total: Income                                       (23,305,796)   (39,176,456)

Expenses:
   Brokerage commissions                              4,227,928     46,645,310

   Management fee                                        55,331        458,245

   20.0% New Trading Profit Share                             0          1,385

   Custody fees                                             316        122,052

   Administrative expense                               217,524      1,897,934
                                                   ------------   ------------
Total: Expenses                                       4,501,099     49,124,926

Net Income (Loss) - October, 2011              $    (27,806,895)   (88,301,382)

                  STATEMENT OF CHANGES IN NET ASSET VALUE

                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (667,483.062       $ 10,673,941     806,095,238    816,769,179
   units) at September 30, 2011
Addition of 3,094.162 units on                0       3,808,774      3,808,774
   October 1, 2011
Redemption of (16,711.582) units       (800,000)    (18,912,435)   (19,712,435)
   on October 31, 2011*
Net Income (Loss) - October, 2011      (307,550)    (27,499,345)   (27,806,895)
                                   -------------   -------------   ------------

Net Asset Value at October 31,
2011 (654,059.461 units inclusive
of 193.819 additional units) 	   $  9,566,391     763,492,232    773,058,623
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST OCTOBER 2011 UPDATE

           October    Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1    (3.43)%     (10.32)%      $   1,178.56   627,408.871  $ 739,437,832
Series 2    (3.06)%      (6.99)%      $   1,256.20       190.737  $     239,604
Series 3    (3.04)%      (6.80)%      $   1,260.82    25,892.237  $  32,645,400
Series 4    (2.88)%      (5.10)%      $   1,296.28       567.616  $     735,787


* Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



			         November 8, 2011


Dear Investor:

The Trust was unprofitable in October as trading of interest rates, currencies, stock indices, metals and grains produced losses, and trading of energy, softs and livestock was flat.

Equity futures, which had experienced significant selling pressure since June, rebounded sharply in October, especially following the announcement of the latest iteration of the EU rescue program. Consequently, short positions in Asian, European, U.S., British, Australian, and Canadian stock index futures registered losses and in most cases were reduced or reversed.

Interest rate futures gyrated widely in October. Entering the month, safe haven demand for government securities persisted. Soon thereafter, inflation worries and news of the new improved rescue package raised hopes on growth, leading to reduced demand and losses from long interest rate futures positions. On October 31, however, the market started to question the viability of the EU rescue, and note and bond futures prices rebounded. On balance for the month, long positions in Australian, British, Canadian and German interest rate futures generated losses. Eurodollar futures trading was unprofitable and a short trade in Italian bond futures was profitable.

The improving outlook for a European debt solution led to lessened demand for the U.S. dollar as a safe haven and long dollar positions versus numerous currencies, including those of developed, emerging and commodity countries produced losses. Ironically, a short dollar trade relative to the yen also lost money as the Bank of Japan took aggressive steps to weaken the yen. In cross rate trading, long Aussie dollar positions against the Canadian dollar and euro were profitable.

Short positions in industrial metals generated losses as prices rose with optimism following the euro rescue package and as the dollar weakened. These losses were somewhat offset by small gains on long gold positions.

Profits from long positions in gasoline, heating oil and London gas oil offset losses from a short crude position that occurred as WTI crude prices rose in the wake of a noticeable inventory decline.

Trading of agricultural commodities was fractionally negative. Weather induced price increases produced losses from short wheat and soybean complex positions, while a long corn trade was profitable. A short cocoa position was also unprofitable.



					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman